Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
FAX: (212) 310-8007
October 29, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler

Re:	Fortegra Financial Corporation Registration Statement on Form S-1 File No. 333-169550
Dear Mr. Riedler:
     On behalf of our client, Fortegra Financial Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-169550), together with exhibits thereto (the “Registration Statement”).
     Set forth below in bold are comments in the Staff’s comment letter of October 20, 2010. Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
General
1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company acknowledges the Staff’s comment and will file all exhibits required under Item 601 of Regulation S-K as soon as practicable. The Company understands that the Staff may have additional comments after such filing.

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Company acknowledges the Staff’s comment and will disclose the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document, in a subsequent amendment to the Registration Statement. The Company understands that the Staff may have additional comments after such filing.

3.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company does not intend to use any graphic, visual or photographic information in its printed prospectus other than the graphics that are already included in the Registration Statement. If the Company decides to use any such additional information, it will provide such information to the Staff for comment prior to inclusion in any printed prospectus.

4.	We note the disclosure of the NYSE proposed trading symbol. Please tell us the status of your listing application.

The Company has begun the listing process with the NYSE and has been scheduled to be initially cleared for listing on November 11, 2010 by the NYSE’s listing and compliance committee. The Company expects to submit its listing application shortly after such clearance.
Prospectus Summary, page 1
5.	Please revise your disclosure to identify the source for the following statement:

“Our Wholesale Brokerage segment, marketed under our Bliss & Glennon brand, is one of the largest wholesale insurance brokers in California and ranked in the top 20 in the United States in 2009 by premium volume.”

The Company has revised its disclosure on page 3 in response to the Staff’s comment.

6.	The summary should provide a balanced presentation of the information presented in of your company and operations. As currently written, your summary placed more emphasis on your strengths and strategy than on the weaknesses and risks. Please revise your summary to balance the discussion of your strengths and key attributes with an equally prominent discussion of your weaknesses and/or risks. The discussion should contain the same level of detail as the discussion of your strengths and attributes. Additionally, balance the discussion of your growth strategy with an equally prominent discussion of difficulties you may experience in implementing this strategy. The discussion should contain the same level of detail as the discussion of your growth strategy.

The Company respectfully advises the Staff that it believes that the Summary provides a balanced presentation of the information presented about the Company and its operations. The Company has included a specific section in the Summary which highlights the risks associated with the Company and encourages readers to review the “Risk Factors” section in its entirety. The risk disclosure is given equal prominence within the Summary and is longer than each of the strengths, key attributes and growth strategy sections. In addition, the risk disclosure highlights risks related to the disclosure in each of the strengths, key attributes and growth strategy sections. The Company believes that there would be substantial repetition and overlap if the risks were highlighted in each of those sections of the Summary.

In response to the Staff’s comment, the Company has revised the strengths, key attributes and growth strategy sections of the Summary to include disclosure that there are related risks and that investors should review the risks section of the Summary as well as the “Risk Factors” section of the prospectus which immediately follows the Summary. In addition, the Company has indicated in the risk section of the Summary that the risks pertain to its strengths, key attributes and growth strategy as well as an investment in the Company’s common stock.
Risk Factors, page 14
7.	It is not appropriate to warn shareholders about risks that are not described in the prospectus. Please delete the statement relating to risks that you do not know about or you believe to be immaterial.

The Company has revised the disclosure on page 15 and deleted the warning in response to the Staff’s comment.
“As a holding company, we depend on the ability or our subsidiaries to transfer funds to pay dividends and meet our obligations,” page 20
8.	Please explain how your revolving credit facility restricts one of your subsidiary’s ability to pay dividends. Is the restriction based on a ratio, profitability or some other measure?

The Company has revised its disclosure on page 21 to disclose the basis for the restriction in response to the Staff’s comment.
“Our success is dependent upon the retention and acquisition of talented people...,” page 21
9.	Please expand your disclosure to identify the personnel you consider to be key and disclose whether or not you carry key man insurance.

The Company has revised its disclosure on page 22 in response to the Staff’s comment.

“Our financial results may be materially and adversely affected by the occurrence of catastrophes...,” page 27
10.	We note your disclosure that the company’s profit commissions may be affected by the occurrence and severity of catastrophes including natural disasters. Please consider including a discussion of risks related to the potential intensifying effects climate change may have on such events. Alternatively, tell us why you have determined that such disclosure is not necessary.

The Company has revised its disclosure on page 29 in response to the Staff’s comment. The Company also respectfully advises the Staff that it does not believe that climate change will have a material impact on its results of operations and financial condition.
“We are subject to risks related to our profit commission arrangements and other compensation arrangements,” page 28
11.	Please describe the nature of the investigations.

The Company has revised its disclosure on page 29 to clarify that it has historically not been party to any investigations but other companies in its industry have been subject to such investigations.
“Our indebtedness may limit our financial and operating activities...,” page 33
12.	Please quantify your annual debt service requirements.

The Company has revised its disclosure on page 34 in response to the Staff’s comment.
“Increases in interest rates could increase interest payable...,” page 33
13.	Please quantify the amount of your debt that is subject variable interest rates.

The Company has revised its disclosure on page 35 in response to the Staff’s comment.
“Our assets have been pledged to secure some of our existing indebtedness,” page 34
14.	Please disclose the nature and value of the assets securing your existing indebtedness.

The Company has revised its disclosure on page 36 in response to the Staff’s comment.
Unaudited Pro Forma Financial Information, page 44
15.	Please explain how hiring and subsequent termination of insurance brokers, described in adjustment (1), was directly attributable to the acquisition of Bliss and Glennon and thus was appropriate as an adjustment in your pro forma presentation.

The Company has revised its disclosure on page 47 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
Consolidated Statements of Income, page 56
16.	Your disclosure does not explain the underlying changes in earned premiums, incurred claims and commissions that comprise the caption, net underwriting revenue. Please revise to provide this analysis. Also, discuss the impact of known trends and uncertainties, related to these insurance activities.

The Company has revised its disclosure on pages 56, 57 and 60 — 64 in response to the Staff’s comment.

17.	Your analysis does not explain the aggregate impact of ceded reinsurance activities on your results of operations or the underlying factors governing your ceded reinsurance activities that caused the changes in ceded premiums and losses and LAE. For example, you do not discuss changes in ceded reinsurance activities, as disclosed in Note 5, which reduced underwriting revenue by $144.3 million in 2009 and $156.6 million in 2008 or changes in the relationship between commission expense and ceding commission revenue. Please revise to provide this analysis for each period presented. Also, discuss how your reinsurance ceded activities were affected by changes made to your reinsurance programs and amount of underwriting risk retained for each period presented and the expected impact of reinsurance strategy changes on your future financial position, results of operations and cash flows.

The Company has revised its disclosure on pages 60 — 64 in response to the Staff’s comment.
Critical Accounting Policies
General
18.	Your disclosure of critical accounting policies should provide investors with an understanding of the uncertainties in applying critical accounting estimates and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements, particularly as reflected in your revenue recognition, unpaid claims and reinsurance accounting processes. Your existing disclosure does not appear to provide this information. Please revise accordingly. Refer to the Commission’s Interpretative MD&A Guidance Release No. 33-8350 dated December 29, 2003.

The Company has revised its disclosure on pages 73 — 77 in response to the Staff’s comment.

Unpaid Claims, page 70
19.	Your disclosure regarding estimation of the unpaid claims reserve does not explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. This disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine this estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in revising your disclosure to provide the following information.
a.	Describe the methods used to determine your reserve for unpaid claims, including the IBNR reserve. Discuss and quantify the impact of changes in method for each period presented.

The Company has revised its disclosure on pages 73 — 75 in response to the Staff’s comment.

b.	The 2009 and 2008 reserve releases of $620,000 and $2.3 million, respectively, appear to indicate that you revised prior year estimates of unpaid claims. Expand your disclosure to explain more specifically the reasons for material changes in estimates for each period presented.
1.	Describe and quantify the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that led to the change in estimates.

2.	Ensure your disclosure justifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

The Company has revised its disclosure on page 74 in response to the Staff’s comment.
c.	Describe and quantify the key assumptions that materially affect the reserve for unpaid claims. In addition disclose the following:
1.	For each of your key assumptions, quantify the impact of the change in assumption for each period presented and explain what caused you to change it from the assumption used in the immediately preceding period.

2.	Describe and quantify the key assumptions as of December 31, 2009, premised on expected future loss development that is inconsistent with historical loss reserve development patterns.

Explain why these assumptions are now appropriate given the inconsistency identified.
The Company has revised its disclosure on pages 73 — 75 in response to the Staff’s comment. The Company also respectfully advises the Staff that it has not changed any of the assumptions for any of the periods presented.

d.	In order to show investors the potential variability in your loss reserve estimate at December 31, 2009, quantify preferably in a tabular format the impact that reasonably likely changes in key assumptions may have on your future operating results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

The Company has revised its disclosure on page 75 in response to the Staff’s comment.
Service and Administrative Fees, page 71
20.	Please describe the methods and assumptions used to determine revenue recognized for your administration of insurance and debt cancellation programs, which you state is recognized on a basis consistent with the earnings pattern of the underlying insurance policies and contracts. Describe the contractual terms that align your revenue recognition patterns with those of your customers, including any provisions for adjustment of prior period assumptions. Quantify the impact of these assumption changes on your operating results for each period presented. Also, describe the terms governing your retrospective commission arrangements with producers.

The Company has revised its disclosure on page 76 in response to the Staff’s comment.

21.	You disclose that you enter into fixed-term and fixed-price contracts with BPO clients for terms of one to three years. You also disclose that if you fail to estimate accurately future wage inflation or productivity benefits, it could have a material effect on your results of operations and financial condition. Please disclose your accounting policy for when you recognize losses on fixed-term and fixed-price contracts. Please also disclose the amount of losses, if any, recognized on fixed-term and fixed-price contracts.

The Company has revised its disclosure on page 76 in response to the Staff’s comment and advises the Staff that it has per-unit priced contracts instead of fixed-price contracts.
Wholesale Brokerage Commissions and Fees, page 71
22.	Please describe how you determine the portion of commission income derived from profit agreements with insurance carriers. Quantify these amounts for each period presented.

The Company has revised its disclosure on pages 76 and 77 in response to the Staff’s comment.
Ceding Commissions, page 71
23.	Please describe how you determine the experience adjustments for the portion of ceding commissions based on underwriting profits of the ceded credit insurance. Quantify these experience adjustments for each period presented.

The Company has revised its disclosure on page 77 in response to the Staff’s comment.
Liquidity and Capital Resources, page 74
24.	Please expand your disclosure to include an estimate of the debt to remain outstanding after the application of proceeds of the offering to your current debt.

The Company has revised its disclosure on page 81 in response to the Staff’s comment.
Cash Flows, page 84
25.	Your cash flows from operating activities decreased from $5.1 million for the six months ended June 30, 2009 to $2.3 million for the six months ended June 30, 2010 despite an increase in net income from $3.9 million in 2009 to $7.2 million in 2010. You disclose on page 84 that your cash provided by operations was due to your net income and reinsurance receivables, which more than offset your policy liabilities. Please provide a more comprehensive explanation of the underlying causes and business trends that reduced your operating cash flows during 2010 in comparison to the increases in your operating cash flows in 2008 and 2009.

The Company has revised its disclosure on page 90 in response to the Staff’s comment.
Contractual Obligations and Other Commitments, page 85
26.	Please revise this table to include estimated payments related to your unpaid claims liability.

The Company has revised its disclosure on page 92 in response to the Staff’s comment.
Industry, page 90
27.	It is not appropriate to disclaim liability for statements included in the prospectus. Please delete the following statements:

“Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitation and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein.”

The Company has revised its disclosure on page 96 and deleted the paragraph in response to the Staff’s comment.
Business, page 96
General
Payment Protection, page 100
28.	On page 101, please explain how you adjust future commissions and/or retrospective commissions so that you receive the entire fee.

The Company has revised its disclosure on page 107 in response to the Staff’s comment.

29.	With respect to the retrospective commission arrangement on pages 101 and 102, please explain the following: The textual discussion of references a fee that is not shown in the graphical depiction. Is the premium that you receive a “pass through” from the consumer? Do you retain any risk of loss, similar to a reinsurance agreement?

The Company has revised its disclosure on page 107 in response to the Staff’s comment.

30.	We note that your top ten Payment Protection clients accounted for 48.6% and 46.3% of your Payment Protection net revenues for 2009 and 2008. If any one client accounted for more than 10% of your net revenues, please identify the client(s).

The Company respectfully advises the Staff that it has previously disclosed the client that has accounted for more than 10% of its net revenues on page 115. The Company further advises the Staff that no other clients accounted for more than 10% of its net revenues on an individual basis.
BPO, page 104
31.	It appears that you are substantially dependent on your agreements with NUFIC. Please file the agreements as exhibits. Alternatively, provide us with a detailed analysis supporting your determination that you they are not required to be filed.

The Company acknowledges the Staff’s comment and will file the agreements with NUFIC as exhibits as soon as practicable.

32.	We note your statement that your agreements with NUFIC contain “provisions that would require us to pay penalties or provide the client the right to terminate the contract if we do not meet pre-agreed service level requirements.” Please describe the service level requirements.

The Company has revised its disclosure on page 115 in response to the Staff’s comment.
Insurance Companies and Ratings, page 115
33.	Please expand your disclosure to include a discussion of the ranges of ratings issued by A.M. Best and the meaning and effect of the “B+++” rating to the operations of your insurance subsidiaries. Additionally, clarify that this is not an investment rating.

The Company has revised its disclosure on page 121 in response to the Staff’s comment.
Regulation, page 116
34.	Please further expand your disclosure to include a discussion of any local regulations specific to the operations and activities of your Turks and Caicos subsidiaries.

The Company has revised its disclosure on page 129 in response to the Staff’s comment.
Executive and Director Compensation, page 133
Compensation Discussion and Analysis, page 133
35.	We note your statement on page 136 that cash incentive awards for you named executive officers were tied to achievement of an adjusted EBITDA target and, for executive officers other than Mr. Kahlbaugh, achievement of individual annual performance objectives. Please expand your disclosure to include the following:
•	The individual annual performance objectives applicable to each named executive officer and used to determine their cash incentive award and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.

•	How a pro rata portion of the award was determined if some, but not all, individual objectives were met.

•	The evaluation by the board of directors of the level of achievement by each named executive officer of the individual annual performance objectives applicable to them.

•	The percentage of base salary awarded and the weighting of such award between the corporate and individual achievement.

•	The factors that were considered by the board when it awarded bonuses above the amounts earned pursuant to the achievement of the adjusted EBITDA target and personal performance objectives.
The Company has revised its disclosure on pages 142 — 144 in response to the Staff’s comment.
Risk Review, page 138
36.	We note your disclosure on page 138 of the process by which you evaluated the potential risks created by your compensation policies and awards and your conclusion that your compensation policies and procedures are not reasonably likely to have a material effect on you. Please provide us with an analysis supporting your determination that your compensation policies and practices do not present risks that are likely to have a material adverse effect on you or your business.

The Company acknowledges the Staff’s comment. The Company respectfully submits that in determining whether its compensation policies and awards would be reasonably likely to have a material adverse effect on the Company, the Company’s senior management and compensation committee considered the following factors:
•	The mix of compensation among base salary, bonus and cash incentive awards, with employees receiving a significant portion of their overall compensation in the form of base salary;

•	Base salaries are reviewed annually and increases are based on a number of factors, including performance, relevant market and competitive factors, job description, experience and skill, and are relatively stable;

•	The Company’s cash incentive awards are made annually and are determined after the Company’s annual audit, thereby providing a check and balance to the award process;

•	The structure of the Company’s cash incentive awards, which provides for an initial performance threshold for the entire company combined with multiple pay-out levels based on pre-established individual targets and performance criteria rather than a single pay-out threshold;

•	Many of the individual targets are not solely based on financial performance but also include other factors, such as implementing and executing strategic initiatives and incorporating new technology;

•	Bonus awards are relatively modest, entirely discretionary and made on a retrospective basis based on performance; and

•	Equity awards are subject to multi-year vesting, which requires an employee to commit to stay with the Company for an extended period of time for such awards to become valuable.

The Company’s senior management and compensation committee believe that these components have been structured so that excessive or inappropriate risk-taking is not encouraged or incentivized and that the overall design of its compensation policies and awards align the interests of the Company’s employees and stockholders.
Underwriting, page 171
37.	Please revise your disclosure to indicate whether the selling stockholders are parties to the underwriting agreement and/or whether their shares will be sold subject to the underwriting agreement. If the shares to be sold by the selling stockholders will not be sold by the underwriters pursuant to the underwriting agreement, please outline the plan of distribution for such shares.

The Company has revised its disclosure on page 178 in response to the Staff’s comment.
Financial Statements
Note 2 — Summary of Significant Accounting Policies — Investments, page F-11
38.	You disclose that other-than-temporary impairments are assessed for equity securities when they experience market-related declines which are not reasonably expected to be recovered under historical market conditions when the security has been in a loss position for four consecutive quarters. You disclose on page F-23 that you had an unrealized loss of $154,000 on equity securities twelve months or greater at December 31, 2009 that approximates a 45% decline on your initial investment. The duration of the unrealized losses on your equity securities appears to be a strong indication that the losses are not temporary. The duration of the losses also appears inconsistent with your stated accounting policy since the equity securities appear to have been in a loss position for four consecutive quarters. Please tell us why you have not recognized other-than-temporary impairment on these securities and when you expect the prices on these securities to recover. Please also reference for us the authoritative accounting literature that you relied upon to support your accounting.

Under ASC 320 (formerly SFAS 115 as amended), an investment is impaired if the fair value is less than the cost. Impaired investments must be further analyzed to determine whether the impairment is deemed other than temporary. ASC 320’s guidance on the assessment of other-than-temporary impairments of equity securities is principally through the reference to SEC Topic 5M (formerly Staff Accounting Bulletin 59). Ultimately, the recognition of an other than temporary impairment (“OTTI”) requires judgment by management based on the underlying facts and circumstances.

An excerpt from Topic 5M follows:

There are numerous factors to be considered in such an evaluation and their relative significance will vary from case to case. The staff believes that the following are only a few examples of the factors which, individually or in combination, indicate that a decline in value of an equity security classified as available-for-sale is other than temporary and that a write-down of the carrying value is required:
a.	The length of the time and the extent to which the market value has been less than cost;

b.	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; or

c.	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.
The Company adopted the new OTTI guidance on April 1, 2009. The Company respectfully advises the Staff that it did not recognize an OTTI on the 21 equity securities that were in an unrealized loss position for a period of twelve months and greater totaling $154,000. In accordance with management’s policy for reviewing impaired securities, management reviewed each position to make a determination of whether the security was temporarily or other than temporarily impaired. That consideration included factors relevant to the individual security, conditions in the issuers’ industry, overall market conditions and trends, management’s intent to hold or sell the security, market performance subsequent to the reporting period and materiality.

The Company points out that under Topic 5M, the length of time that the fair value of a security is less than fair value is one factor, but not the only factor, to be considered in assessing whether an impairment is other than temporary. The Company does not necessarily believe that a continuous unrealized loss of more than twelve months is by itself conclusive in determining whether or not an other-than-temporary impairment is appropriate.

At December 31, 2009, the Company intended to hold the equity securities until recovery. As of June 30, 2010, the Company still had 18 of the original 21 equity securities in an unrealized loss position totaling $79,000, an improvement of $75,000 from December 31, 2009. In addition, the Company sold three of the 21 equity investments previously in an unrealized loss position greater than 12 months for $106,000 in gains in the third quarter of 2010. The Company believes that these subsequent events reinforce the reasonableness of the Company’s determination on these investments. In addition, the Company also notes that any unrealized losses related to such securities would not be material.

Based on the information presented above, the Company believes that its determination to not record OTTI charges on investments in an unrealized loss position for more than twelve consecutive months was appropriate and in accordance with ASC 320 and Topic

5M. The Company will continue to evaluate the unrealized losses in its investments in equity securities in future periods based on the information currently available and assess whether impairment losses should be appropriately considered other than temporary for financial reporting purposes.
Change in Accountants, page 178
39.	You have identified a material weakness in internal control, as well as errors in previously issued financial statements that required a restatement. As disclosed on page 37, you lack adequate staffing in your financial reporting function, comprehensive documentation of your internal controls and the ability to test your internal control system. Please disclose your timetable for remediating these deficiencies and attaining compliance with the relevant provisions of the Sarbanes Oxley Act of 2002.

The Company has revised its disclosure on page 39 to state its timetable for remediating these deficiencies in response to the Staff’s comment.
Consolidated Statement of Income, page F-4
40.	As disclosed on page F-26, you have presented earned premiums and related claims and commission expense on a net basis under the caption, net underwriting revenue. Please revise to present these amounts on a gross basis in your consolidated statement of income in accordance with the requirements of Article 7 of Regulation S-X.

The Company respectfully advises the Staff that it believes that its presentation of net underwriting revenue is appropriate, since (i) it is a diversified insurance services company with only a small portion of its operations representing insurance activities as contemplated by Article 7 of Regulation S-X, (ii) after careful consideration, it has provided robust disclosures in the footnotes to the consolidated financial statements that provide potential investors with information concerning its insurance operations and (iii) the presentation of insurance underwriting revenue on a gross basis would be misleading, and possibly confusing, to potential investors.

The basis for the Company’s position is that:
•	A substantial majority of its Payment Protection net revenue is related to its administration of debt cancellation contracts (which is not an insurance product);

•	The Company only retains a small portion of the risk from its credit insurance policies; and

•	Net underwriting revenue is a relatively small part of the Company’s total net revenues (4.0% and 6.1% for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively) and the Company’s Payment Protection net revenues (8.5% and 11.9% for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively). The following table sets forth the amount of net underwriting revenue as a percentage of the Company’s Payment Protection net revenues and the Company’s total net revenues:

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)	(unaudited)

Net Underwriting Revenue as a Percentage of Payment Protection Net Revenues	8.5%	5.8%	11.9%	3.8%	8.2%
Net Underwriting Revenue as a Percentage of Total Net Revenues	4.0%	3.3%	6.1%	3.0%	6.8%
Set forth below is a table that shows the direct and assumed premiums and the percentage of the risk retained by the Company after reinsurance, net incurred claims and commissions (including retrospective commissions):

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)	(unaudited)
		(in thousands, except for percentage data)
Direct and Assumed Premiums	$150,590	$147,964	$300,219	$315,566	$290,757
Less:
Ceded	95,429	93,704	192,103	202,792	157,902
Net Incurred Claims	16,093	16,979	32,566	29,854	41,458
Commissions	37,199	36,113	70,499	81,226	87,913

Total Net Underwriting Revenue	$1,870	$1,168	$5,101	$1,694	$3,664

Net Underwriting Revenue as a Percentage of Direct and Assumed Premiums	1.2%	0.8%	1.7%	0.5%	1.3%
As set forth above, net underwriting revenue as a percentage of direct and assumed premiums is extremely small, representing 1.2% and 1.7% for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.

For these reasons, the Company does not believe that it is an insurance company subject to the requirements of Article 7 of Regulation S-X. In addition, the Company’s independent public accounting firm concurred with the Company’s determination and presentation.

As illustrated above, given the relatively small portion of the Company’s business derived from insurance, as well as the relatively small portion of risk retention in this line of business, the Company believes that the presentation of insurance underwriting revenue on a gross basis would be misleading.
Item 16. Exhibits and Financial Statement Schedules
41.	We note that the schedules and exhibits of Exhibit 10.6 do not appear to have been filed. Please note that agreements filed pursuant to Item 601(b)(10) of Regulation

S-K must include all exhibits, appendices, schedules or other documents incorporated into the agreement. Please refile exhibit 10.6 with all exhibits, appendices and schedules.

The Company acknowledges the Staff’s comment and has refiled Exhibit 10.6 with all exhibits, appendices and schedules.
     If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,

/s/ ALEXANDER D. LYNCH

Alexander D. Lynch

cc:	Richard S. Kahlbaugh, Fortegra Financial Corporation
Walter P. Mascherin, Fortegra Financial Corporation
Michael Vrban, Fortegra Financial Corporation
John G. Short, Fortegra Financial Corporation
Michael Groll, Esq., Dewey & LeBoeuf LLP
Richard B. Spitzer, Esq., Dewey & LeBoeuf LLP